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                            March 6, 2023

       Craig Kesler
       Chief Financial Officer
       Eagle Materials Inc.
       5960 Berkshire Lane, Suite 900
       Dallas, Texas 75225

                                                        Re: Eagle Materials
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 20, 2022
                                                            File No. 001-12984

       Dear Craig Kesler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Management Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal Year 2022 vs. Fiscal Year 2021 Results by Segment, page 43

   1. We note that you present net revenue for certain of your segments, which excludes freight and delivery costs
billed to customers. This appears to be a non-GAAP measure that would be considered
individually tailored and have the effect of changing the recognition and measurement
principles applied in accordance with GAAP. Please explain to us how you considered Question
100.04 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations.
 Craig Kesler
FirstName  LastNameCraig Kesler
Eagle Materials Inc.
Comapany
March      NameEagle Materials Inc.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-557-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing